Insider transaction detail - View details for insider	2010-12-16 17:35 ET

Transactions sorted by	: Insider
Insider company name	: Leading Brands ( Starts with )
Transaction date range	: November 19, 2010 - December 15, 2010

Insider name:	Leading Brands, Inc.

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:

The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name:				Leading Brands, Inc.

Insider's Relationship to Issuer:				1 - Issuer

Ceased to be Insider:				Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares
1741362	2010-11-19	2010-11-19	Direct Ownership :	10 - Acquisition or disposition in the public market	+3,000	2.6500 USD	115,700
1744857	2010-11-22	2010-11-25	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,600	2.5982 USD	117,300
1744860	2010-11-23	2010-11-25	Direct Ownership :	10 - Acquisition or disposition in the public market	+4,800	2.6529 USD	122,100
1744861	2010-11-24	2010-11-25	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	2.5552 USD	127,100
1744883	2010-11-24	2010-11-25	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-112,700		14,400
1746658	2010-11-26	2010-11-29	Direct Ownership :	10 - Acquisition or disposition in the public market	+4,800	2.4500 USD	19,200
1746659	2010-11-29	2010-11-29	Direct Ownership :	10 - Acquisition or disposition in the public market	+4,600	2.4457 USD	23,800
1749325	2010-11-30	2010-12-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,700	2.4388 USD	29,500
1749327	2010-12-01	2010-12-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,700	2.4400 USD	35,200

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1749328	2010-12-02	2010-12-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,400	2.4200 USD	40,600
1752413	2010-12-03	2010-12-06	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	2.4408 USD	45,600
1752420	2010-12-06	2010-12-06	Direct Ownership :	10 - Acquisition or disposition in the public market	+4,700	2.4400 USD	50,300